Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Parkway Properties, Inc.

We consent to the use of our reports dated March 5, 2010, with respect to the consolidated balance sheets of Parkway Properties, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2009, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference.

Our report refers to changes in accounting for noncontrolling interests in real estate partnerships.

KPMG LLP

Jackson, Mississippi
May 18, 2010